Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Gladstone Acquisition Corporation on Amendment No. 3 to Form S-1 (File No. 333-252916) of our report dated February 9, 2021, except for the representative shares described in Note 3 and the terms of the underwriting agreement described in Note 6 as to which the date is March 22, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Gladstone Acquisition Corporation as of January 25, 2021 and for the period from January 14, 2021 (inception) through January 25, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

July 15, 2021